UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Court Approval of the Settlement Agreement in the Derivative Action

Item 1

Court Approval of the Settlement Agreement in the Derivative Action

Further to the Company's immediate report from May 28, 2019 (Ref no. 2019-02-045072), in connection with the settlement agreement that was submitted to the approval of the Tel Aviv District Court pursuant to the application for certification of a derivative action regarding the bonuses paid to the Company's officers for the years 2014-2015, the Company hereby reports that the court rendered its approval for the settlement agreement today, according to which an amount of ILS 6.6 (approximately $1.8 million) will be transferred to the Company, out of which the Company will pay the Applicant a special reward and fees to the Applicant's counsel. The final settlement concludes the proceedings between the parties and is deemed as a final waiver and remittance.

For additional details regarding the application see Item 8 of the Company's Annual Report for 2018 and Note 6 to the Company's condensed consolidated interim financial statements as at March 31, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: July 18, 2019